SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279,333-195232 and 333-253070) and Registration Statements on Form F-3 (File Nos. 333-239701, 333-264992 and 333-267160).

 EXPLANATORY NOTE

On October 26, 2022, Trinity Biotech plc announced a number of Board of Directors changes with Mr. Tom Lindsay joining the Board of Directors as  an independent non-executive director and both Mr. Seon Kyu Jeon and Mr. Michael Sung Soo Kim leaving the Board of Directors. A copy of the press release is filed herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1	Trinity Biotech Announces the Appointment of Tom Lindsay to its Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC

By:	/s/ John Gillard
John Gillard
Chief Financial Officer

Date: October 26, 2022